UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

November 26, 2021

Company Name	: Mizuho Financial Group, Inc.

Representative	: Tatsufumi Sakai , President & Group CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Security Code	: 8411 (Tokyo Stock Exchange 1st Section)

Announcement of Changes in Representative Executive Officer

Mizuho Financial Group, Inc. (MHFG) hereby announces the following changes (resignations) in Representative Executive Officer as follows:

1. Changes (Resignations) in Representative Executive Officer

Name	Current Position	Effective Date
Tatsufumi Sakai	Mizuho Financial Group, Inc. Member of the Board of Directors, President & Group CEO (Representative Executive Officer)	April 1, 2022
Satoshi Ishii	Mizuho Financial Group, Inc. Senior Executive Officer (Representative Executive Officer)	January 17, 2022

2. Reason for Changes (Resignations)

From the viewpoint of clarification of responsibility towards the series of IT system failures and administrative actions by Financial Services Agency and Ministry of Finance of Japan, Tatsufumi Sakai and Satoshi Ishii submitted formal requests to resign from their positions as mentioned above. MHFG’s Board of Directors had accepted their resignations to change the executive leadership team.

3. Successor to President & Group CEO (Representative Executive Officer)

MHFG’s Board of Directors will accelerate its efforts to select a successor to the President & Group CEO (Representative Executive Officer). MHFG will promptly make an announcement after the decision.

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